UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2024

Commission File Number: 001-42154

ESHALLGO INC

No. 37, Haiyi Villa, Lane 97, Songlin Road

Pudong New District

Shanghai, China 200120

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒    Form 40-F ☐

On December 19, 2024, ESHALLGO INC (the “Company”) entered into a securities purchase agreement (the “Securities Purchase Agreement”) with a foreign investor (the “Purchaser”) to enter into this transaction (the “Transaction”) for the Company to sell and the Purchaser to buy an aggregate of up to 4,166,660 Class A ordinary shares, par value $0.0001 per share (the “Ordinary Shares”) of the Company, at a purchase price of US$4.80 per Ordinary Share in equal ten tranches (each, a “Tranche” and collectively, the “Tranches”), each of which shall consist of 416,666 Ordinary Shares for a total purchase price of $2,000,000 per Tranche (the “Subscription Proceeds”).

The first Tranche shall be complete within twenty-two (22) Business Days following the filing of this report on Form 6-K. Subject to the written consent of certain holder of convertible debenture of the Company, the Company may request subsequent Tranches based on the Company’s funding needs. Upon receiving a funding request from the Company, the Purchaser shall provide a definitive response in writing within two (2) Business Days.

All Ordinary Shares purchased in this Transaction shall be subject to twelve (12) months’ lock up period (the “Lock Up Period”).Within one (1) business day after the expiration of each Lock-Up Period, the Purchaser may, at its discretion, deliver a written notice (each, a “Notice”) to request the Company to issue additional Ordinary, if the following milestone is not met: (i) the average closing price of the Ordinary Shares during the five (5) trading days preceding the expiration of the applicable Lock-Up Period shall exceed $6 per share, which is 150% of the offering price of the Ordinary Shares of the initial public offering of the Company. The Company shall cause the Additional Shares to be issued within seven (7) business days after receiving the Notice.

The Transaction is in reliance upon an exemption from registration under the federal securities laws and Regulation S as promulgated by the Securities Act of 1933, as amended.

The foregoing description of the Ordinary Shares and the Securities Purchase Agreement is only a brief description of the material terms of the transaction documents and does not purport to be a complete description of the rights and obligations of the parties thereunder and such agreements are qualified in their entirety by reference to the full text of such documents, which are attached as Exhibits 10.1, to this report on Form 6-K. A copy of the press release entitled “EHGO Announces Major Equity Financing, with up to $20 Million to Facilitate Its Entry into Tencent's Business Ecosystem” is furnished as Exhibit 99.1 hereto and is incorporated by reference herein.

This Report is incorporated by reference into the registration statements on Form S-8 (File No. 333-282173) of the Company, filed with the Commission on September 17, 2024, to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

This report shall not constitute an offer to sell or a solicitation of an offer to purchase any securities, nor shall there be a sale of the securities in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful.

EXHIBIT INDEX

Exhibit No.	Description
10.1	Form of Securities Purchase Agreement
99.1	Press release - EHGO Announces Major Equity Financing, with up to $20 Million to Facilitate Its Entry into Tencent's Business Ecosystem

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ESHALLGO INC

Date: December 19, 2024	By:	/s/ Qiwei Miao
		Name:	Qiwei Miao
		Title:	Chief Executive Officer